Exhibit 9

Grown Rogue Appoints Josh Rosen as Chief Strategy Officer

Medford, Oregon, February 3, 2025 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce the hiring of Josh Rosen as the Company’s new Chief Strategy Officer.

As CSO, Josh will be responsible for leading Grown Rogue’s capital allocation, business development and communication strategy, all in support of helping the Company execute on its vision to build a national craft cannabis brand. Prior to joining the Company, Josh has held numerous positions in the cannabis industry including Executive Chairman and CEO of 4Front Ventures and Chief Executive Officer of Vireo Growth Inc. Before joining 4Front in cannabis, Josh worked as a private equity portfolio manager, with the family office of John Sperling, who was a prominent drug reform philanthropist, and before that as an investment research analyst, primarily with Credit Suisse. Josh continues to serve as a Managing Partner of Bengal Capital, a cannabis investment and advisory firm.

“In our collaboration with Vireo, we experienced firsthand how Josh approaches team building, operations and capital allocation. Given Grown Rogue’s current trajectory and ambitions, we jumped at the opportunity to formally add him to our team,” said Obie Strickler, CEO of Grown Rogue. “I’m excited to more fully lean into Josh’s deep industry knowledge, capital markets experience, strong leadership skills, and professional relationships to provide value to Grown Rogue shareholders.”

“As engaged investors, Josh and the Bengal team were instrumental in helping us shape Grown Rogue’s recent past. One of the primary catalysts to adding Josh is to allow me to continue to be operations centric as the scale of our business grows and we receive increasing inbound opportunities for partnerships and collaborations.”

“Growing craft quality cannabis efficiently is the engine of the industry and much harder than most realize. Having spent considerable time with Obie and Grown Rogue’s operations team, I’ve been repeatedly impressed by the pride and commitment they take every day to honing their craft, which I’ve come to believe is vital to long-term success in this industry,” said Josh Rosen, CSO of Grown Rogue.

“I’m excited at the opportunity to augment one of the strongest performance cultures I’ve come across, with the underlying goal of helping Grown Rogue fully capitalize on its capabilities and supporting continuous improvement as the business grows.”

In connection with his appointment as CSO, the Company has granted 2,000,000 stock options (the “Options”) to Mr. Rosen. Each Option shall be exercisable at a price of $0.87 for one subordinate voting share of the Company (each, a “Share”) for a period of four years from the date of grant and are being issued under the terms of the Company’s Omnibus Equity Incentive Plan. 1,000,000 Options vest in equal portions each month for a period of 24 months starting at the time of Grant, 500,000 Options vest in 24 months from the date of Grant and 500,000 Options vest in 36 months from the date of Grant. The Options, and any Shares issued upon exercise of the Options, are subject to a four-month and one day resale restriction from the date of grant. The grant of Options to Josh Rosen is a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in section 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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